Filed Pursuant to Rule 433
Registration Statement No. 333-133966
Dated December 13, 2006
$345,000,000 First Mortgage 5.40% Bonds Series 105 Due December 15, 2011
Final Terms and Conditions

Issuer:	Commonwealth Edison Company
Ratings:	Baa2 (Review for Downgrade) (Moody’s) BBB (CreditWatch with Negative Implications) (S&P) BBB+ (Ratings Watch Negative) (Fitch)
Principal Amount:	$345,000,000
Title of Securities:	First Mortgage 5.40% Bonds, Series 105, due 2011
Legal Format:	SEC-Registered (Registration No. 333-133966)
Settlement Date:	December 19, 2006
Maturity Date:	December 15, 2011
Issue Price:	99.789% of principal amount, plus accrued interest, if any, from December 19, 2006
Coupon:	5.40%
Benchmark Treasury:	4.500% due November 30, 2011
Spread to Benchmark:	+90 basis points (0.90%)
Treasury Yield:	4.549%
Reoffer Yield:	5.449%
Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing on June 15, 2007
Redemption Provisions: Make-whole call:	At any time at a discount rate of Treasury rate plus 15 basis points
CUSIP:	202795 HP8
Joint Book-Running Managers:	Banc of America Securities LLC Deutsche Bank Securities Inc. UBS Securities LLC
Co-Managers:	Cabrera Capital Markets, Inc. Loop Capital Markets, LLC

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Banc of America Securities LLC by calling 1-800-294-1322, Deutsche Bank Securities Inc. by calling 1-212-250-6801, or UBS Securities LLC by calling 1-888-722-9555, ext. 1088.